Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185640

NORTHSTAR REAL ESTATE INCOME II, INC.
SUPPLEMENT NO. 17 DATED APRIL 24, 2014
TO THE PROSPECTUS DATED MAY 6, 2013

This Supplement No. 17 supplements, and should be read in conjunction with, our prospectus dated May 6, 2013 as supplemented by Supplement No. 14 dated March 17, 2014, Supplement No. 15 dated April 3, 2014 and Supplement No. 16 dated April 14, 2014. The purpose of this Supplement No. 17 is to disclose:

•	the status of our initial public offering; and

•	the renewal of our advisory agreement.
Status of Our Initial Public Offering
We commenced our initial public offering of $1.65 billion in shares of common stock on May 6, 2013, of which up to $1.5 billion in shares are being offered pursuant to our primary offering and up to $150 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.
As of April 23, 2014, we received and accepted subscriptions in our offering for 8.9 million shares, or $89.1 million, including 0.2 million shares, or $2.0 million, sold to an affiliate of NorthStar Realty Finance Corp., or our sponsor. As of April 23, 2014, 156.8 million shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on May 6, 2015, unless extended by our board of directors as permitted under applicable law and regulations.
Renewal of Our Advisory Agreement
The advisory agreement between our company, our operating partnership, our advisor and our sponsor was renewed by our board of directors for an additional one-year term commencing on May 6, 2014 upon terms identical to those of the agreement in effect through May 6, 2014.